OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Storiad, Inc.

961 E. California Blvd. #327
Pasadena, CA 91106

http://storiad.com

400 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Storiad (the "Company") is offering up to 4,000 shares of its Common Stock on a "best efforts" basis. The offering may continue until July 27, 2017 (which date may be extended at our option) or the date when all the shares have been sold. The shares will be priced at $25 USD per share.

Our target offering amount is $10,000. We will accept investments in excess of the target amount. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple closings of the offering early if we provide notice about the new offering deadline at least five (5) business days prior to such anew offering deadline (absent a material change that would require an extension of the offering an reconfirmation of the investment commitment). Oversubscription's will be allocated on a first come, first served basis.

The valuation of Storiad (the "Company") is $2,500,000.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Storiad is a Provide a Platform company serving the book selling industry. Our subscription-based software & database solutions allow authors to go about the business of selling books without worrying about their book selling infrastructure. All from a single, integrated platform. Storiad generates revenues through recurring software (Saas) &; database (DBaaS) subscription fees. Our software and database fees are related to those services authors use to build digital campaigns to sell their books. These paid services include: 1. Planning 2. Marketing 3. Research 4. Messaging 5. Video 6. Social 7. Guidelines Storiad has no liabilities or pending litigation. The competition we have identified is represented by four groups: 1. Marketing & publicity services provided by book publishers; 2. Marketing & publicity services offered by boutique consultancies; 3. Freelance marketing & publicity consultants; and 4. DIY marketing & publicity by authors.

Please see Appendix C for further information. </p>

The team

Officers and directors

Ramzi Samir Hajj	President

Ramzi has an BA and MBA in Economics & Statistics from the University of Chicago. Prior to founding Storiad, his professional experience included positions with the Economics and International Tax practices at KPMG and Ernst & Young. Ramzi has held the position of the President of Storiad for the entirety of the company's existence. He has been the president of Storiad since its inception in 2010. His experience during the last three years includes: operations,, business development, and marketing.

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Our patent-pending and other intellectual property could be unenforceable or ineffective.** One of the Company's most valuable assets is its intellectual property. We currently have a patent-pending related to our System and Method for Digital Bookselling Campaigns Development. Specifically, the Storiad System and Method for Digital Bookselling Campaign Developments integrates the ten familiar software, databases, and processes that are crucial to the author's bookselling activities onto a single platform. These ten platform elements include the following: 1) Organizational platform; 2) Networking platform; 3) Marketing platform; 4) Research (database) platform; 5) Messaging platform; 6) Video (Virtual Author Event) platform; 7) Social media management platform; 8) Statistical tracking/planning platform; 9) Interactive guidelines platform; and 10) Campaign support platform. The integration of all ten of these elements is our patent-pending System and Method asset. Whereas we feel our System and Method to be a sustainable and expandable competitive advantage, there can be no guarantee that a competitor develops a superior system that will render Storiad's system obsolete and commercially non-viable. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to the digital bookselling market. There can be no guarantee that any of our Intellectual Property Patent applications or Patents will be granted, or once granted that they will be enforceable, and/or commercially effective.
- **There are several potential competitors who are better positioned than we are to take the majority of the market.** We will compete with larger, established

bookselling companies who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurances that competitors will not render our technologies and/or services obsolete, or that the various software, databases, and services developed by us will be preferred to any existing or newly developed technologies and/or services. It should further be assumed that that competition will intensify. It is also possible authors may find the Company's offerings too expensive and continue to rely on their own ad hoc bookselling activities.

- **Storiad is a new company.** Storiad has no history, no clients, no revenues. We have never turned a profit and there is no assurance that we will ever be profitable. If you are investing in this company, it's because you think the Company, through the technologies and services it offers, is a good idea. In addition, there can be no assurances that our patent-pending will be granted, or once granted will the patent be enforceable, and/or commercially viable. We are competing in a relatively mature industry with many established, recognized, and well-funded market participants. There can be no guarantee our products and services can effectively compete against the products and services of established market participants.
- **You cannot easily resell the securities.** Storiad securities are relatively illiquid in that there are no secondary markets for their liquidation. It remains unclear when, if ever, the Company will participate in an Initial Public Offering (IPO). In addition, there can be no assurances as to when, if ever, Storiad will declare and pay a dividend.
- **Any valuation at this stage is pure speculation.** Absent a liquid market, it is difficult to determine the specific worth of the Company. Our valuation figures are based on projected revenue and profitability of revenues and profits yet to be earned. Investing in the Company will remain a high-risk endeavor for the foreseeable future.
- **Our business projections are only estimates.** There can be no assurances that the Company will meet those projections. There can be no assurances that the company will ever attain profitability. As such, there can be no assurances as to when, if ever, Storiad will declare and pay a dividend.
- **Share Dilution.** In the future, as the Company seeks to raise additional capital to grow the business, it is possible the Company may issue additional classes of shares thereby diluting the value of earlier shareholders' shares.
- **Market for New Products / Market Penetration.** In order to remain competitive, we plan to introduce several new products in the coming years. Our goal is to earn the reputation as the premier destination for authors to find the bookselling software, databases and processes designed to help them efficiently, profitably, and cost-effectively sell more books. We plan to launch products that meet the needs of customers and produce these products in the most cost effective way. When a new product is introduced, there is no certainty that it will be accepted by our customers. This may adversely impact our business.

- **Loss of Key Personnel.** In the short and medium terms, should the founder of the Company die or become otherwise incapacitated, this event would adversely effect the strategic direction and operational functioning of the Company. As the Company grows and adds key employees, this risk will be mitigated through the decentralization of the Company's key roles.
- **Technology Development Risk.** Our patent-pending "System and Method for Digital Bookselling Campaigns Development" is comprised of ten bookselling platform components. Four of these components have been built and will be made commercially available in June 2017. We are presently (as of April 2017) engaged in building two additional platform components. Following our Crowdfunding round, we will build the remaining four components. There can be no guarantee we will be able to successfully complete and deploy the two bookselling platform components currently under development due in August 2017. In addition, there can be no guarantee we will be able to successfully complete and deploy the remaining four components due in December 2017.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Ramzi Samir Hajj, 100.0% ownership, Common Stock

Classes of securities

- Common Stock: 51,000

  Voting Rights *(of this security)*

  The holders of shares of the Company's common stock, no par value per share ("Voting Common Stock" and, collectively with the Non-voting Common Stock, the "Common Stock"), are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

  Dividend Rights

  Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the minority holders of the company's Common Stock are subject to and may be adversely affected by, the rights of the majority holders of our Common Stock.

What it means to be a Minority Holder

As a minority holder of Storiad common shares, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will increase, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have completed the building and delivery of our various software and database products. We do not anticipate occurring until October 2017. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 12 months without revenue generation.

Financial Milestones

The company is investing for continued growth of the brand, as is generating net income losses as a result.

Management currently forecasts the following Company developments:

1. Launch of the Minimal Viable Product (MVP) by June of 2017. The MVP incorporates the Networking Platform, the Marketing Platform, and the Research Platform. We expect to start generating revenues by October 2017
2. Development, testing and launch of the Messaging Platform by July 2017;
3. Development, testing and launch of the Virtual Author Platform by December 2017.

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity and/or debt issuances, or any other method available to the company. For the foreseeable future, future cash flows will be reinvested into the company for business development and market penetration purposes.

Indebtedness

The Company has no outstanding debt issuances.

Recent offerings of securities

None

Valuation

$2,500,000.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value.

USE OF PROCEEDS

We are seeking to raise a minimum of $10,000 (target amount) and up to $100,000 (overallotment amount) in this offering through Regulation Crowdfunding. We plan to allocate the use of proceeds as follows:

	Offering Amount Sold	**Offering Amount Sold**
Total Proceeds:	$100,000	$10,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$6000	$600
Offering Expenses (Marketing 3% total fees)	$3000	$300
Net Proceeds	$91,000	$9,100
Use of Net Proceeds:		
Software Development*	$50,000	$9,100
Marketing	$27,000	$0

Contract/Outsourcing**	$8,000	$0
General Administrative	$1,000	$0
Profesional Fees (IP Legal)	$5,000	$0
Working Capital	$0	$0
Total Use of Net Proceeds	$91,000	$9,100

* Software Development expenditures includes developing, testing, and launching the software behind the Messaging Platform and Virtual Author Event Platform.

** Contract/Outsourcing expenditures include using third party consultants to conduct additional research to expand the industry contact database behind the Research Platform.

The identified uses of proceeds are subject to change at the sole discretion of the executive officers.

and directors based on the business needs of the Company.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on its website.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR **Storiad, Inc.**

[See attached]

I, Ramzi S. Hajj, the President of Storiad, Inc., hereby certify that the financial statements of Storiad, Inc. and notes thereto for the periods ending December 31, 2015 and December 31, 2016 included in this Form C offering statement are true and complete in all material respects.

IN WITNESS THEROF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 14, 2017.

____

President
April 14, 2017

STORIAD, INC.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2016 and 2015

Storiad, Inc.
Index to Financial Statements
(unaudited)

STORIAD, INC.
BALANCE SHEETS
DECEMBER 31, 2016 AND 2015
(unaudited)

		2016		2015
Cash	$	13,414	$	13,214
Total Assets	$	13,414	$	13,214
Liabilities				
Credit Card Payable	$	3,800	$	3,600
Total Liabilities	$	3,800	$	3,600
Equity				
Add'l Paid in Capital	$	159,435	$	122,545
Accumulated Deficit	$	(149,821)	$	(112,931)
Total Equity	$	9,614	$	9,614
Total Liabilities & Equity	$	13,414	$	13,214

STORIAD, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

		2016		2015
Total Revenues	$	-	$	3,167
Expenses				
Technology Development		23,000		6,846
Marketing		825		15,147
Promotional		-		-
Design		-		-
Business Development		600		249
Website Operations		2,527		2,125
Materials & Equipment		365		365
General & Administrative		2,520		4,139
Legal		1,255		25
Taxes & Accounting		1,099		1,099
Interest		4,699		4,280
Total Expenses	$	36,890	$	34,274
Net Income	$	(36,890)	$	(31,107)

STORIAD, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

	Common Stock				
	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders ' Equity (Deficit)
December 31, 2015	-	-	122,545	(112,931)	9,614
Contributed capital	-	-	36,890	-	36,890
Net loss	-	-	-	(36,890)	(36,890)
December 31, 2016	-	$ -	$ 159,435	$ (149,821)	$ 9,614

STORIAD, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (36,890)	$ (31,107)
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Accounts payable	200	(1)
Net cash provided by (used in) operating activities	(36,690)	(31,108)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contribution	36,890	34,274
Net cash provided by (used in) financing activities	36,890	34,274
Increase (decrease) in cash and cash equivalents	200	3,166
Cash and cash equivalents, beginning of year	13,214	10,048
Cash and cash equivalents, end of year	$ 13,414	$ 13,214

NOTE 1 – NATURE OF OPERATIONS

Storiad, Inc. was formed on March 13, 2010 ("Inception") in the State of California. The financial statements of STORIAD, INC. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Pasadena, CA.

Storiad, Icn. is a Provide a Platform company serving the bookselling industry. Our subscription-based software & database solutions allow authors to go about the business of selling books without worrying about their bookselling infrastructure. All from a single, integrated platform.

Storiad offers its customers the opportunity to develop bookselling campaigns by choosing from one or more of the following bookselling campaign development elements: Planning Platform, Networking Platform, Research Platform, Messaging Platform, Social Media Platform, Video Platform, Tracking Platform, Guidelines Platform, and Resources Platform.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 20X1 and 20XX. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from various recurring subscription fees as they relate to the Marketing Platform, Research Platform, Messaging Platform, Social Media Platform, and Virtual Author Event Platform, when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since 2014. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 4 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 100,000 shares of our common stock with par value of $1.00.

NOTE 5 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through March 22, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.



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Storiad, Inc.

Everything authors need to sell their books. In one place.

Small OPO | Pasadena, CA | Software & Services
Accepting International Investment

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Storiad.com
YOUR STORY'S OUT THERE


Storiad is the new way to fix the system and
Sell More Books!

Making the Business of Selling Books Easy

Invest in Storiad

Of the 750,000+ books published each year, 95% lack adequate marketing support from the publisher, leading to disappointing sales. Authors are then left to fend for themselves and spend precious time towards marketing their books rather than doing the creative work they love to do.

For authors seeking to take the lead in increasing book sales but don't want to get bogged down in the business of books, Storiad provides them a single, easy-to-use, integrated dashboard with the tools they need to build and manage comprehensive, affordable and effective digital bookselling campaigns. Imagine other platforms like Salesforce (research), LinkedIn (networking), and Mailchimp (messaging) integrated into one platform, dedicated to the business of bookselling.

We'll help you build a digital bookselling campaign.

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The publishing business is large, but narrow. We aim to empower authors by providing all the resources they need to market their book and sell more books. **We hope you'll invest in getting more stories out there!**

Investment

$25.00/share | When you invest you are betting the company's future value will exceed $2.5M.

Our Platform Hosts Digital Bookselling Campaigns

At the economic heart of the Storiad Story is our **patent-pending** related to our System and Method for Digital Bookselling Campaigns Development. Our approach to the business of digital bookselling campaigns is novel. We take the technologies authors are familiar with, tweak them, and combine them on one platform for more efficient, powerful, and affordable bookselling outcomes.

Our "System and Method for Digital Bookselling Campaigns Development" is comprised of **ten bookselling platform components** (as discussed below). Four of these components have been built and will be made commercially available in June 2017. We are presently (as of April 2017) engaged in building two additional components. Following a successful Crowdfunding round, we will build the remaining four components.

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There are ten integrated components on the Storiad bookselling platform:

1. **Organization** — *Drag-and-drop system manages all campaigns.* ***[Built]***
2. **Networking** — *LinkedIn-inspired social service for writers.* ***[Built]***
3. **Marketing** — *ePressKit is our SaaS marketing platform.* ***[Built]***
4. **Research** — *Our database has 22,000+ records.* ***[Built]***
5. **Messaging** — *Like Mailchimp, our platform offers customizable messaging campaigns.* ***[Under Construction - Due August 2017]***
6. **Video** — *Virtual Author Platform host live reader events.* ***[In the Planning Stage]***
7. **Social** — *Similar to Hootsuite, authors control various social channels.* ***[In the Planning Stage - Due December 2017]***
8. **Tracking** — *Customizable data visualizations.* ***[Under Construction - Due August 2017]***
9. ***Guidelines*** — *Practical, step-by-step networking, marketing, and research guidelines to run and manage effective bookselling campaigns.* ***[In the Planning Stage - Due December 2017]***
10. ***Resources*** — *Find & post answers to bookselling-related issues* ***[In the Planning Stage - Due December 2017]***


How Storiad Works
The Process from A → Z
Get Organized
Our Planning Platform is a drag-and-drop system to collect, organize, & manage campaign-related information and assets
Track
Customizable data visualizations
Resources
Find & post answers to bookselling-related issues
Storiad
Campaign Development Process
Patent Pending
Build Software Platforms
Our Author Networking Platform is a LinkedIn-inspired, bookselling-oriented social networking service
Our ePressKit™ is an SaaS marketing platform serving as the focal point of every digital campaign
Reach Readers → Sell Books
Our step-by-step networking, research, and marketing guidelines make it easy to run effective bookselling campaigns
Build Outreach Platforms
Similar to MailChimp, authors customize their messaging campaigns, send emails, and track results
Our Virtual Author Event Platform is a Webinar-based platform for live author-reader events
Similar to Hootsuite, authors control their various social profiles within the context of their Storiad bookselling campaign
Conduct Market Research
Our Book Industry Contacts Database is an DbaaS w/ 22,000+ records
1
Storiad

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The schematic “How Storiad Works” provides additional details.

Our Minimal Viable Product plus Four (MVP+4) is built. The Storiad MVP+4 is the commercially-viable Storiad bookselling platform with the first four platform components (Organization, Networking, Marketing, and Research) developed, tested, and deployed. We will begin actively marketing the Storiad MVP+4 in May 2017.

We are presently at work on the Storiad MVP+6. This phase will see the development and integration of the Messaging and Tracking components into the Storiad bookselling platform.

With a successful crowdfunding round, we will be positioned to develop, integrate and deploy the remaining components – Video, Social, Guidelines, and Resources – into the Storiad bookselling platform. Our comprehensive marketing plan will then begin in earnest.

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Our approach to the business of digital bookselling is novel. We take the technologies authors are familiar with, tweak them, and combine them on one platform for more efficient, powerful, and affordable bookselling outcomes.



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What Makes Storiad Different

Storiad generates revenue by offering authors a menu of **ten basic and premium options** from which to build and manage their digital bookselling campaigns.

Storiad allows authors to develop the tools and expertise that works with them to develop the tools and expertise they will need to build and manage a comprehensive, easy-to-use, long-lasting, and affordable digital bookselling campaign. They can develop a comprehensive digital campaign employing the following **integrated elements.**

Planning
Implement a drag-and-drop ***planning platform*** to collect, organize, display, and manage bookselling-related information and marketing assets.

Networking
Develop a customized ***networking platform*** *(via* Storiad software*)* to be used in all coordinated networking initiatives (also see "Social").

Marketing
Develop interactive ***marketing platform*** using the *Storiad ePressKit™* to display marketing information about a book.

Research
Build ***database*** to identify and collect information on those groups & individuals most likely to want to review, recommend, and/or buy a book.

Messaging
Develop series of ***templates*** to facilitate the customization of targeted marketing & publicity messages as determined by research.

Social
Deploy unified ***social media platform*** to coordinate social profiles (e.g., Twitter, LinkedIn) within the context of a digital bookselling campaign.

Video
Develop series of live ***Webinar-based events*** to offer target audiences the world-over an interactive opportunity to get to know you and a book.

Guidelines
Develop ***step-by-step networking, research & marketing guidelines*** to make it easy to run a systematic bookselling campaign.

Tracking
Install customizable ***data visualizations*** to track the effectiveness of the campaign to enhance informed marketing and business decisions related to a digital campaign

Resources
Storiad will provide, on an as-needed basis, the ***resources and expertise*** needed to run an effective long-term digital campaign.

How Storiad Works For Authors

Build Your Campaign



Reach Your Readers



Sell More Books



Storiad does for digital bookselling what Salesforce, Mailchimp, and LinkedIn do across other industries.



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The Market of Publishing (Marketing)

The U.S. book and journal publishing industry is roughly **$28B** representing **2.70B units sold.** *Source*

There are **750,000+ new titles** introduced into the US book market every year. *Source*. But **most authors are responsible for their own book marketing.** The lack of affordable, sensible book-selling options has left authors disappointed by poor sales. We intend to intercept the market, encouraging users to spend an average (low) rate of $750 per year to market these books on Storiad.

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As books published grow, so will the market to market them.

Prospective Market Size by Average Marketing Spend and Books Published

US Bookselling Market Value Matrix		Books Published in US/Year						
		550,000	650,000	750,000	850,000	950,000	1,050,000	1,150,000
Average Marketing Spend/Book/Year	$1,150	$632,500,000	$747,500,000	$862,500,000	$977,500,000	$1,092,500,000	$1,207,500,000	$1,322,500,000
	$950	$522,500,000	$617,500,000	$712,500,000	$807,500,000	$902,500,000	$997,500,000	$1,092,500,000
	$750	$412,500,000	$487,500,000	$562,500,000	$637,500,000	$712,500,000	$787,500,000	$862,500,000
	$550	$302,500,000	$357,500,000	$412,500,000	$467,500,000	$522,500,000	$577,500,000	$632,500,000
	$350	$192,500,000	$227,500,000	$262,500,000	$297,500,000	$332,500,000	$367,500,000	$402,500,000

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How We'll Use Funds

3-Month Plan for Development

- Develop test and launch the **messaging platform**
- Develop, test, and launch the **virtual author event platform**
- Develop, test, and launch **interactive calculators** to help authors better understand the economics of their book selling campaigns

3-Month Plan for Marketing

- Direct contact
- Demo video
- Live demo
- One-on-one implementation help from Storiad
- Follow-up coordination & support
- Incentives 1: Discounted Storiad products & services
- Incentives 2: Preferential access to all forthcoming Storied software and database upgrades

3-Month Plan for Revenue / Subscription Building

- Condition for Trial Run minimum subscription fees for services. 60-Day Money Back Guarantee
- Marketing (ePressKit) $19.95/month
- Research (Database) $49.95/month
- Support Included
- We'll aggressively seek co-branding, partnership, and white labeling opportunities.

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Nov 2016



Storiad builds its Marketing Platform

The Storiad PressKitTM is a Software as a Service (SaaS) marketng platform with customizable interactive options

Sept 2016



Storiad builds its Networking Platform

The Author Networking Platform is a LinkedIn-inspired, bookselling-oriented social networking service

Jan 2017



Storiad builds its Research Platform

Our Book Industry Contacts Database is a Database as a Service (DBaaS) book industry contacts database with 17,000+ records

Apr 2017



Commercial Minimal Viable Product Launch

We plan to condense all of our products to make them more efficient and effective!

May 2017



Begin Robust Marketing Efforts

For the first three months, we plan to seek 5 Imprints on publishers per month, 15 total new authors.

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Meet the Founder



Ramzi S. Hajj

President

Ramzi has an BA and MBA in Economics & Statistics from the University of Chicago. Prior to founding Storiad, his professional experience included positions with the Economics and International Tax practices at KPMG and Ernst & Young. Ramzi has held the position of the President of Storiad for the entirety of the company's existence. He has been the president of Storiad since its inception in 2010. His experience during the last three years includes: operations,, business development, and marketing.

And the Rest of the Team



Nathan Tyler

Technology Lead

Nathan is responsible for technology development and implementation. A sought-after member of the WordPress and BuddyPress dev communities, Nathan is the founder of Tyler Digital, LLC.

Offering Summary

Storiad (the "Company") is offering up to 4,000 shares of its Common Stock on a "best efforts" basis. The offering may continue until July 27, 2017 (which date may be extended at our option) or the date when all the shares have been sold. The shares will be priced at $25 USD per share.

Our target offering amount is $10,000. We will accept investments in excess of the target amount. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple closings of the offering early if we provide notice about the new offering deadline at least five (5) business days prior to such anew offering deadline (absent a material change that would require an extension of the offering an reconfirmation of the investment commitment). Oversubscription's will be allocated on a first come, first served basis.

The valuation of Storiad (the "Company") is $2,500,000.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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Section 17(b) Disclosure

IMPORTANT MESSAGE: www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of two types:

Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings.
Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC.
Both types of offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors: Investment opportunities posted and accessible through the site will be offered to Canadian resident investors in accordance with prospectus exemptions under Canadian securities laws, including, but not limited to, the "Accredited Investor" and "Offering Memorandum" exemptions under National Instrument 45-106 promulgated by the Canadian Securities Administrators.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

Copyright © 2016 StartEngine, LLC. All Rights Reserved.

VIDEO TRANSCRIPT (Exhibit D)

My name is Ramzi. I'm the founder of Storiad. Storiad is all about bookselling. Storiad is all about bookselling for those authors with limited bookmarking budgets. Storiad is all about bookselling for those authors with limited book marketing budgets who want to move beyond just social media marketing to really engage their target audience with informative, entertaining, and memorable marketing messages about their book. Storiad offers the software, the bookselling industry contact databases, the video platforms, and proven guidelines that authors need for smart, long-running, and affordable book marketing campaigns. So, if you're an author with a limited book marketing budget, but who wants to sell more books, then give us a look-see. With Storiad, your story is out there. Bye for now.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided hereunder by StartEngine Capital, Issuer shall pay to StartEngine Capital at the conclusion of the offering a fee consisting of a 5% (five percent) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital and reimbursement of certain expenses related to the Offering. The securities paid to the Site, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the Issuer on the Site.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuing company hits its goal early, and the offering minimum of 21 days has been met, the issuing company can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches their target offering amount prior to the deadline, they may conduct an initial closing of the offering early if they provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the

offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $100,000, then during any 12-month period, they can invest up to the greater of either $2,000 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $100,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $100,000.